FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated January 27, 2006 (“Dialog Telekom Launches BlackBerry in Sri Lanka")	Page No 2

Document 1

January 27, 2006

FOR IMMEDIATE RELEASE

Dialog Telekom Launches BlackBerry in Sri Lanka

Colombo, Sri Lanka and Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Dialog Telekom, Sri Lanka’s largest mobile telecommunications operator, today announced the launch of the world-renowned BlackBerry® wireless platform in Sri Lanka. Dialog Telekom is now offering BlackBerry Enterprise Server™, the BlackBerry 7100g™ and the BlackBerry 7290™ to mobile professionals in Sri Lanka for the first time.

With BlackBerry, Dialog Telekom’s corporate customers will be able to easily access email, phone, text messaging, Internet, organizer and corporate data applications from a single, integrated device.

“There is a growing demand for wireless connectivity from mobile professionals in Sri Lanka,” commented Dialog Telekom CEO Dr. Hans Wijayasuriya. “BlackBerry redefined the market for wireless communications and we are proud to be able to bring this superior technology to Sri Lankan customers, providing them with the opportunity to stay connected and productive.”

“We’re excited to be working with Dialog Telekom to bring BlackBerry to the Sri Lankan market,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “Sri Lankans will join millions of other mobile professionals around the world who have experienced the unmatched benefits of the BlackBerry platform.”

“Our relationship with RIM marks a milestone not just for Dialog Telekom but in the local telecommunication industry as a whole. Now our corporate customers can remain truly connected to communications and information while on the go. BlackBerry works with a large spectrum of IT applications, allowing users to connect with people and data anywhere,” added Nushad Perera, General Manager Sales and Marketing, Dialog Telekom.

Dialog Telekom now offers the BlackBerry 7100g and the BlackBerry 7290, both of which are designed for the needs of mobile professionals. The two wireless handhelds feature an easy-to-navigate user interface, quad-band functionality, 32 MB of memory and Bluetooth® support.

In addition, the BlackBerry 7100g features the breakthrough SureType™ keyboard technology. SureType works in conjunction with a sophisticated software system that incorporates a large word database (as well as the user’s address book), linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy. The device also features dedicated ‘send’ and ‘end’ keys.

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

About Dialog Telekom

Dialog Telekom Limited is a subsidiary of the Telekom Malaysia Group. In addition to its core mobile telephony business, the company provides international services, supporting an International Gateway infrastructure providing retail and wholesale international voice and data services under the brand name of Dialog Global. The company also provides Internet services through Dialog Internet — a fully-fledged Internet Service Provider (ISP). Dialog Telekom also operates Dialog SAT, a mobile satellite service. Dialog Telekom is an ISO 9001 certified company. Its local coverage spans all nine provinces while international roaming is provided in 190+ countries. Dialog GSM, the largest and fastest growing cellular service in Sri Lanka, serves a subscriber base in excess of 2 Million Sri Lankans. For more information log on to www.dialogtelekom.com

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 27, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller